SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,065,182
	8	SHARED VOTING POWER 15,090,635
	9	SOLE DISPOSITIVE POWER 1,065,182
	10	SHARED DISPOSITIVE POWER 6,931,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,155,817 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55306N104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Astec America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,931,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,931,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,931,800 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% - See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of item 4 of this Schedule 13D, as amended through Amendment No. 6:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule C hereto. In each case such shares were held indirectly by Emerson through its wholly-owned subsidiary, Astec.

      Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 16,155,817 shares of Common Stock, or approximately 28.9% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, Astec may be deemed to beneficially own 6,931,800 shares of Common Stock, or approximately 12.4% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement, Voting Agreement or otherwise) and the Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of the knowledge of each Reporting Person, any persons named in Schedule A or Schedule B hereto, owns beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,065,182 shares of Common Stock held by it directly and the shared power to direct the disposition of and vote of the 6,931,800 shares of Common Stock held by Astec.

      By virtue of the Voting Agreement, the details of which are set forth under Item 4 of this Statement, Emerson may be deemed to have the shared power to vote or direct the vote of the 8,158,835 shares of Common Stock held by the Stockholders holding such shares as of May 30, 2006 for the limited purposes described in Item 4 of this Statement.

     Astec has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 6,931,800 shares of Common Stock held by it.

     (c) The Reporting Persons and/or the persons set forth in Schedule A or Schedule B hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule C hereto.

     (d) Emerson and Astec each shall be entitled to receive dividends declared on their respective shares of Common Stock and proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

Exhibit 4:	Voting Agreement dated as of October 30, 2001 between Emerson Electric Co. and John R. Bertucci, Claire R. Bertucci and certain other parties set forth in Schedule 1 to such Voting Agreement.[4]

Exhibit 5:	Joinder Agreement to the Voting Agreement dated as of December 14, 2001 by Robinson Hill L.P.[5]

[2] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[3] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[4] Filed as an exhibit to the Schedule 13D dated January 31, 2002.
[5] Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2006

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Assistant Secretary

ASTEC AMERICA, INC.

By:	/s/ Timothy G. Westman

Name: Timothy G. Westman
Title: Secretary

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief Financial
Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

Name and Business Address	Present Principal Occupation Including Name of Employer

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.
Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of Emerson

SCHEDULE B

Executive Officers and Directors
of
Astec America, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Astec America are set forth below. If no business address is given, the director’s or officer’s business address is 5810 Van Allen Way, Carlsbad, California 92008. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name and Business Address	Present Principal Occupation Including Name of Employer

J.L. Geldmacher	President of Astec America

W. Hartleb	Director Receivables Management, Astec America

T.C. Rosenast	Treasurer of Astec America

Executive Officers (who are not also Directors)

Not applicable

SCHEDULE C

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

5/09/2006	Emerson Electric Co. (1)	46,300	$24.6311(2)	open market sale
5/10/2006	Emerson Electric Co. (1)	34,468	$24.0135(3)	open market sale
5/11/2006	Emerson Electric Co. (1)	33,403	$23.2346(4)	open market sale
5/12/2006	Emerson Electric Co. (1)	28,562	$22.9572(5)	open market sale
5/15/2006	Emerson Electric Co. (1)	121,100	$22.1649(6)	open market sale
5/16/2006	Emerson Electric Co. (1)	57,000	$22.0577(7)	open market sale
5/17/2006	Emerson Electric Co. (1)	39,720	$21.6620(8)	open market sale
5/18/2006	Emerson Electric Co. (1)	45,357	$21.2970(9)	open market sale
5/19/2006	Emerson Electric Co. (1)	825	$21.1427(10)	open market sale
5/24/2006	Emerson Electric Co. (1)	24,479	$20.1959(11)	open market sale
5/25/2006	Emerson Electric Co. (1)	37,562	$20.1592(12)	open market sale
5/26/2006	Emerson Electric Co. (1)	42,998	$20.6672(13)	open market sale

(1)	By Astec

(2)	The sales were effected in multiple transactions, at varying prices, on May 9, 2006, as follows: 175 shares at $24.42; 200 at $24.43; 525 at $24.45; 800 at $24.46; 866 at $24.47; 2,034 at $24.48; 1,300 at $24.49; 1,500 at $24.50; 1,000 at $24.51; 600 at $24.52; 1,000 at $24.53; 1,400 at $24.54; 2,267 at $24.55; 1,743 at $24.56; 1,144 at $24.57; 1,022 at $24.58; 1,581 at $24.59; 1,609 at $24.60; 3,400 at $24.61; 200 at $24.62; 600 at $24.63; 1,910 at $24.65; 900 at $24.66; 1,200 at $24.67; 1,534 at $24.68; 1,700 at $24.69; 1,300 shares at $24.70; 400 at $24.71; 1,200 at $24.72; 3,053 at $24.73; 100 at $24.74; 1,190 at $24.75; 1,000 at $24.76; 700 at $24.77; 200 at $24.78; 947 at $24.79; 1,400 at $24.80; 400 at $24.81; 800 at $24.82; 100 at $24.83; 500 at $24.87; and 800 at $24.88. The weighted average sales price for these transactions was $24.6311 per share.

(3)	The sales were effected in multiple transactions, at varying prices, on May 10, 2006, as follows: 300 shares at $23.77; 200 at $23.78; 100 at $23.79; 400 at $23.80; 400 at $23.82; 800 at $23.83; 500 at $23.84; 400 at $23.85; 800 at $23.86; 1,554 at $23.87; 1,955 at $23.88; 849 at $23.89; 1,200 at $23.90; 1,200 at $23.91; 700 at $23.92; 400 at $23.93; 413 at $23.94; 500 at $23.95; 600 at $23.96; 1,100 at $23.97; 800 at $23.98; 1,200 at $23.99; 1,800 at $24.00; 1,487 at $24.01; 900 at $24.02; 500 at $24.03; 1,000 at $24.04; 1,025 at $24.05; 1,100 at $24.06; 964 at $24.07; 500 at $24.08; 900 at $24.09; 1,400 at $24.10; 211 shares at $24.11; 200 at $24.12; 200 at $24.13; 700 at $24.14; 200 at $24.15; 400 at $24.16; 100 at $24.17; 200 at $24.19; 100 at $24.20; 200 at $24.21; 300 at $24.22; 510 at $24.23; 500 at $24.24; 200 at $24.25; 200 at $24.26; 100 at $24.27; 300 at $24.29; 300 at $24.30; 400 at $24.31; 100 at $24.33; 100 at $24.36; 200 at $24.38; 200 at $24.39; 200 at $24.40; and 400 at $24.41. The weighted average sales price for these transactions was $24.0135 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on May 11, 2006, as follows: 100 shares at $22.74; 100 at $22.76; 100 at $22.79; 200 at $22.80; 92 at $22.81; 108 at $22.82; 200 at $22.84; 46 at $22.87; 54 at $22.89; 400 at $22.90; 100 at $22.91; 200 at $22.92; 300 at $22.93; 400 at $22.94; 300 at $22.96; 200 at $22.97; 500 at $22.98; 73 at $22.99; 1,092 at $23.00; 100 at $23.01; 500 at $23.02; 287 at $23.03; 500 at $23.04; 800 at $23.05; 200 at $23.06; 688 at $23.07; 800 at $23.08; 2,808 at $23.09; 608 at $23.10; 1,500 at $23.11; 1,100 at $23.12; 312 at $23.13; 200 at $23.14; 400 at $23.15; 800 shares at $23.16; 400 at $23.17; 700 at $23.18; 1,700 at $23.19; 400 at $23.20; 100 at $23.21; 1,194 at $23.22; 1,400 at $23.23; 900 at $23.24; 97 at $23.25; 50 at $23.26; 300 at $23.27; 100 at $23.28; 600 at $23.29; 100 at $23.37; 500 at $23.38; 100 at $23.39; 100 at $23.42; 400 at $23.43; 200 at $23.44; 400 at $23.46; 200 at $23.47; 200 at $23.48; 400 at $23.49; 1,000 at $23.50; 1,000 at $23.51; 500 at $23.52; 100 at $23.54; 300 at $23.57; 200 at $23.62; 500 at $23.64; 694 at $23.66; 200 at $23.67; 200 at $23.68; 200 at $23.69; 400 at $23.70; 200 at $23.72; 200 at $23.76; 300 at $23.79; 100 at $23.80; 100 at $23.81; 100 at $23.82; 200 at $23.88; 100 at $23.91; and 100 at $23.92. The weighted average sales price for these transactions was $23.2346 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on May 12, 2006, as follows: 400 shares at $22.68; 200 at $22.69; 200 at $22.70; 500 at $22.71; 200 at $22.72; 200 at $22.73; 200 at $22.74; 600 at $22.76; 300 at $22.77; 500 at $22.78; 100 at $22.79; 300 at $22.80; 900 at $22.81; 900 at $22.82; 200 at $22.83; 400 at $22.84; 400 at $22.85; 400 at $22.86; 100 at $22.87; 600 at $22.88; 600 at $22.89; 356 at $22.90; 897 at $22.91; 800 at $22.92; 163 at $22.93; 300 at $22.94; 2,000 at $22.95; 1,300 at $22.96; 1,900 at $22.97; 1,100 at $22.98; 500 at $22.99; 800 at $23.00; 500 shares at $23.01; 500 at $23.02; 700 at $23.03; 1,292 at $23.04; 1,200 at $23.05; 241 at $23.06; 900 at $23.07; 700 at $23.08; 900 at $23.09; 600 at $23.10; 445 at $23.11; 200 at $23.12; 100 at $23.13; 95 at $23.14; 200 at $23.16; 300 at $23.17; 200 at $23.18; 300 at $23.19; 200 at $23.20; 473 at $23.21; and 200 at $23.23. The weighted average sales price for these transactions was $22.9572 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on May 15, 2006, as follows: 100 shares at $21.45; 100 at $21.46; 200 at $21.47; 500 at $21.49; 100 at $21.53; 100 at $21.55; 200 at $21.57; 200 at $21.58; 200 at $21.59; 100 at $21.60; 100 at $21.62; 100 at $21.63; 200 at $21.64; 200 at $21.65; 100 at $21.67; 100 at $21.71; 100 at $21.72; 100 at $21.73; 300 at $21.75; 200 at $21.76; 300 at $21.77; 200 at $21.78; 100 at $21.79; 500 at $21.80; 700 at $21.81; 100 at $21.82; 200 at $21.83; 400 at $21.84; 400 at $21.85; 300 at $21.87; 500 at $21.88; 100 shares at $21.90; 500 at $21.91; 200 at $21.92; 500 at $21.93; 100 at $21.94; 800 at $21.95; 1,901 at $21.96; 2,199 at $21.97; 3,016 at $21.98; 3,282 at $21.99; 5,802 at $22.00; 4,101 at $22.01; 1,900 at $22.02; 3,300 at $22.03; 5,417 at $22.04; 1,737 at $22.05; 2,645 at $22.06; 3,100 at $22.07; 1,700 at $22.08; 860 at $22.09; 2,500 at $22.10; 2,340 at $22.11; 1,700 at $22.12; 700 at $22.13; 800 at $22.14; 900 at $22.15; 800 at $22.16; 1,000 at $22.17; 1,535 at $22.18; 1,865 at $22.19; 2,900 at $22.20; 2,000 at $22.21; 602 at $22.22; 1,600 at $22.23; 1,798 at $22.24; 3,100 at $22.25; 4,800 at $22.26; 2,300 at $22.27; 2,800 at $22.28; 3,700 at $22.29; 1,603 at $22.30; 897 shares at $22.31; 1,139 at $22.32; 2,400 at $22.33; 500 at $22.34; 1,000 at $22.35; 3,000 at $22.36; 2,954 at $22.37; 1,607 at $22.38; 1,800 at $22.39; 800 at $22.40; 700 at $22.41; 300 at $22.42; 600 at $22.43; 1,800 at $22.44; 3,100 at $22.45; 900 at $22.46; 400 at $22.47; 11 at $22.48; 320 at $22.49; 700 at $22.50; 480 at $22.51; 789 at $22.52; 100 at $22.53; 800 at $22.54; 500 at $22.55; 500 at $22.56; 400 at $22.57; 100 at $22.58; 200 at $22.60; 200 at $22.62; 100 at $22.63; 100 at $22.64; and 400 at $22.65. The weighted average sales price for these transactions was $22.1649 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on May 16, 2006, as follows: 200 shares at $21.83; 200 at $21.84; 100 at $21.85; 160 at $21.88; 300 at $21.89; 432 at $21.90; 591 at $21.91; 308 at $21.92; 963 at $21.93; 1,146 at $21.94; 874 at $21.95; 2,502 at $21.96; 3,300 at $21.97; 3,133 at $21.98; 1,000 at $21.99; 2,407 at $22.00; 1,100 at $22.01; 1,012 at $22.02; 1,035 at $22.03; 4,693 at $22.04; 4,979 at $22.05; 3,815 at $22.06; 3,648 at $22.07; 2,800 at $22.08; 2,300 at $22.09; 2,400 at $22.10; 200 shares at $22.11; 900 at $22.12; 700 at $22.13; 700 at $22.14; 318 at $22.15; 200 at $22.16; 600 at $22.17; 118 at $22.18; 682 at $22.19; 200 at $22.20; 200 at $22.21; 2,400 at $22.22; 400 at $22.23; 1,700 at $22.24; 1,384 at $22.25; and 900 at $22.26. The weighted average sales price for these transactions was $22.0577 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on May 17, 2006, as follows: 200 shares at $21.40; 100 at $21.42; 200 at $21.43; 400 at $21.45; 300 at $21.46; 92 at $21.47; 300 at $21.49; 400 at $21.50; 408 at $21.51; 500 at $21.52; 1,492 at $21.53; 730 at $21.54; 739 at $21.55; 1,078 at $21.56; 1,761 at $21.57; 1,100 at $21.58; 582 at $21.59; 200 at $21.60; 1,650 at $21.61; 1,618 at $21.62; 1,180 at $21.63; 1,875 at $21.64; 2,655 at $21.65; 1,850 at $21.66; 1,000 at $21.67; 1,100 at $21.68; 2,200 at $21.69; 2,400 at $21.70; 500 shares at $21.71; 900 at $21.72; 800 at $21.73; 200 at $21.74; 754 at $21.75; 2,100 at $21.76; 1,100 at $21.77; 500 at $21.78; 564 at $21.79; 1,082 at $21.80; 200 at $21.81; 510 at $21.82; 500 at $21.83; 300 at $21.84; 500 at $21.85; 400 at $21.86; 100 at $21.87; 100 at $21.89; 300 at $21.91; and 200 at $21.92. The weighted average sales price for these transactions was $21.6620 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on May 18, 2006, as follows: 500 shares at $20.83; 600 at $20.84; 3,176 at $20.85; 1,006 at $20.86; 930 at $20.87; 1,170 at $20.88; 100 at $20.89; 1,005 at $20.90; 100 at $20.91; 1,095 at $20.93; 400 at $20.94; 200 at $20.95; 200 at $20.96; 400 at $20.97; 700 at $20.98; 720 at $20.99; 300 at $21.01; 300 at $21.04; 200 at $21.06; 200 at $21.07; 100 at $21.09; 400 at $21.10; 300 at $21.11; 200 at $21.15; 200 at $21.16; 300 at $21.18; 500 at $21.19; 600 at $21.20; 300 shares at $21.21; 800 at $21.25; 300 at $21.27; 200 at $21.29; 100 at $21.30; 300 at $21.33; 100 at $21.34; 100 at $21.37; 300 at $21.38; 400 at $21.39; 400 at $21.41; 600 at $21.42; 1,100 at $21.43; 500 at $21.44; 800 at $21.45; 1,352 at $21.46; 1,202 at $21.47; 3,300 at $21.48; 4,400 at $21.49; 3,400 at $21.50; 814 at $21.51; 1,500 at $21.52; 1,486 at $21.53; 800 at $21.54; 900 at $21.55; 800 at $21.56; 389

at $21.57; 400 at $21.58; 712 at $21.59; 100 at $21.61; 300 at $21.66; 600 at $21.68; and 700 at $21.69. The weighted average sales price for these transactions was $21.2970 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on May 19, 2006, as follows: 200 shares at $21.09; 100 at $21.10; 100 at $21.11; 200 at $21.13; 100 at $21.21; 25 at $21.23; and 100 at $21.26. The weighted average sales price for these transactions was $21.1427 per share.

(11)	The sales were effected in multiple transactions, at varying prices, on May 24, 2006, as follows: 2,600 shares at $20.00; 300 at $20.01; 900 at $20.02; 990 at $20.03; 700 at $20.04; 210 at $20.05; 400 at $20.06; 500 at $20.07; 300 at $20.09; 694 at $20.10; 900 at $20.11; 800 at $20.13; 1,200 at $20.14; 600 at $20.15; 500 at $20.16; 400 at $20.17; 600 at $20.18; 500 at $20.19; 800 at $20.20; 400 at $20.21; 200 at $20.22; 500 at $20.23; 1,200 at $20.24; 300 at $20.25; 700 at $20.26; 600 at $20.27; 100 at $20.28; 300 at $20.29; 600 at $20.30; 300 shares at $20.31; 400 at $20.32; 700 at $20.33; 100 at $20.35; 100 at $20.36; 200 at $20.37; 1,200 at $20.38; 300 at $20.39; 200 at $20.41; 110 at $20.42; 200 at $20.43; 100 at $20.44; 200 at $20.45; 200 at $20.46; 100 at $20.47; 200 at $20.48; 100 at $20.49; 175 at $20.51; 100 at $20.52; 200 at $20.54; 200 at $20.55; 200 at $20.56; and 100 at $20.59. The weighted average sales price for these transactions was $20.1959 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on May 25, 2006, as follows: 5,200 shares at $20.00; 1,400 at $20.01; 500 at $20.02; 600 at $20.03; 500 at $20.04; 1,200 at $20.05; 1,000 at $20.06; 1,300 at $20.07; 1,000 at $20.08; 1,000 at $20.09; 1,400 at $20.10; 500 at $20.11; 1,000 at $20.12; 780 at $20.13; 1,000 at $20.14; 820 at $20.15; 1,000 at $20.16; 600 at $20.17; 500 at $20.18; 2,300 at $20.19; 400 at $20.20; 400 at $20.21; 300 at $20.22; 1,900 at $20.23; 800 at $20.24; 1,300 at $20.25; 1,400 at $20.26; 700 at $20.27; 500 at $20.28; 800 at $20.29; 536 at $20.30; 426 shares at $20.31; 800 at $20.32; 100 at $20.33; 600 at $20.34; 300 at $20.35; 300 at $20.36; 1,200 at $20.37; 100 at $20.38; 300 at $20.39; 100 at $20.40; 200 at $20.41; 100 at $20.45; 100 at $20.46; 100 at $20.49; and 200 at $20.50. The weighted average sales price for these transactions was $20.1592 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on May 26, 2006, as follows: 100 shares at $20.00; 100 at $20.25; 300 at $20.26; 300 at $20.31; 200 at $20.35; 100 at $20.36; 300 at $20.38; 100 at $20.40; 200 at $20.42; 100 at $20.44; 200 at $20.45; 298 at $20.48; 2 at $20.49; 399 at $20.50; 700 at $20.52; 500 at $20.53; 300 at $20.54; 1,383 at $20.55; 3,993 at $20.56; 3,324 at $20.57; 100 at $20.58; 3,100 at $20.59; 1,105 at $20.60; 2,976 at $20.61; 600 at $20.62; 100 at $20.63; 400 at $20.64; 1,500 at $20.65; 1,100 shares at $20.66; 1,400 at $20.67; 400 at $20.69; 800 at $20.70; 900 at $20.72; 100 at $20.73; 500 at $20.75; 1,090 at $20.76; 1,610 at $20.77; 1,908 at $20.78; 1,049 at $20.79; 851 at $20.80; 300 at $20.81; 1,800 at $20.82; 800 at $20.83; 300 at $20.84; 403 at $20.85; 897 at $20.86; 1,800 at $20.87; 910 at $20.88; 300 at $20.89; 600 at $20.90; 100 at $20.92; 200 at $20.93; and 100 at $20.94. The weighted average sales price for these transactions was $20.6672 per share.